Filed by Exar Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sipex Corporation

Commission File No.: 1-33403

THE NEW EXAR A STRATEGIC COMBINATION

May 2007

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

2

Transaction Overview

Structure

Combined company will maintain Exar name

Stock-for-stock exchange

0.6679 shares of Exar for every share of Sipex

Stockholder Ownership: Exar 68%, Sipex 32%

Financials

Pro forma revenues of ~$150M (last twelve months)

>$10M of annualized Non-GAAP cost synergies anticipated by CY 2008 Q2

Non-GAAP earnings expected to be accretive by CY 2008 Q2

Combined cash balance of ~$365M

Leadership

Chairman: Richard Leza

Chief Executive Officer: Ralph Schmitt

Chief Financial Officer: Scott Kamsler

Governance

5	Board members from Exar, including Richard Leza
3	Board members from Sipex, including Ralph Schmitt

Timing

Announced May 2007

Shareholder vote and estimated closing in the third quarter of calendar year 2007

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

3

Company Profiles

Leading supplier of analog and mixed-signal silicon solutions for the serial communications, network transmission and storage markets

Year Founded: 1971

Headquarters: Fremont, CA

Revenue: $69M

Key Product Families

Serial Communications

Network Transmission

Storage Interconnect

Employees: 235

Leading supplier of analog and mixed-signal silicon solutions for the power management, interface and optical storage markets

Year Founded: 1965

Headquarters: Milpitas, CA

Revenue: $78M

Key Product Families

Power Management

Interface

Optical Storage

Employees: 270

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

4

Strategic Rationale

Leader in High Performance Analog and System Level, Mixed-Signal Solutions

Expanded growth opportunities in the communications, consumer, industrial and storage markets

Increased scale and resource optimization for immediate cost synergies

Platform for consolidation in the high-value high performance analog and mixed-signal product space

Results driven leadership team

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

5

Broader Product Portfolio

Network Serial Transmission Communications

Power Interface Management

Revenue: Approximate

20% 55% 25% Contribution

Growth

15-20% 5-10% >30% Opportunity

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

6

Exar Product Portfolio

Serial Communications

UARTs

Classic

PCI

Combo

I2C/SPI

Wireless

Next Gen

Increasing Integration

Low Voltage/Low Power

High Performance

Value Add Features

Network and Transmission

Aggregation and Transport

T/E Carrier LIUs and Framer

Sonet/SDH PHYs and Framer

Widest Variety of Supported

Rates

Advanced Features

Ethernet over SONET and

Aggregation Framer

Cost Effective

Carrier Grade Reliability

Storage Interconnect

Multi-Protocol Repeater

Active-Active/Passive Port

Selector

Port-Mulitiplier

Support Failover Protection

Improve Signal Integrity and

EMI

Ultra-Low Power/SATA

Channel

Interoperability with Industry

Leading Hosts and Drives

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

7

Sipex Product Portfolio

Overview Of Merger
Strategic Rationale
Create Shareholder Value
Additional Information



Power Management	Interface	Optical Storage
• PWM Controllers	• 3V & 5V RS232 Transceivers	• Auto Power Control
• PowerBlox Reg	• 3V & 5V RS485 Transceivers	• Photo Detector IC
• DC/DC Regulators	• Multiprotocol Transceivers	• Laser Diode Driver
• LDO's	• High Speed Quad Drivers	
• White LED Drivers	• High Speed Quad Receivers	
• Supervisors		
>200 Part Types	>150 Part Types	>20 Part Types
Commodity to ASSP	Commodity to Proprietary	Custom and ASSP

8

Increased Customer Relevancy & Diversity

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

End Market & Geographic Presence

Exar Business Units

Network

Serial

Transmission

Communications

Sipex Business Units

Power

Interface

Management

End Markets

Industrial

Consumer

Communications

Storage / Computing

Market Penetration

Americas

Europe

Asia

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

Scale to Expand Growth Opportunities

More competitive organization with enhanced growth prospects

Expanded array of products, customers and channels

Complementary products and technology capabilities

Strong balance sheet

Platform for consolidation

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

Near-Term Synergies

Revenue expansion through cross-selling and focused channel partners

>$10M of Non-GAAP annualized cost savings by the second calendar quarter of 2008

Acceleration of Sipex NOL utilization

Optimization of businesses and projects for second year synergies

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

Exar Revenue & Gross Margins

Revenue

(In $M)

$80

$67.2	$68.5 67.9%

$70 $67.0 $67.0

$60 $ 57.4

$50

$40

$30

$20

$10

$0

FY2003 FY2004 FY2005 FY2006 FY2007

Gross Margin

80%

68.3%	67.8%

70%

65.4%

60%

54.9%

50%

40%

30%

20%

10%

0%

FY2003 FY2004 FY2005 FY2006 FY2007

Note: GAAP Gross Margins include stock-based compensation and amortization of intangibles.

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

Exar FY2007 Revenue

Product Revenue Geographic Revenue

3%

30%

39%

44%

58%

26%

Networking and Transmission

Serial Communications Americas Europe Asia

Video and Imaging

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

THE NEW EXAR An Opportunity for Shareholder Value Creation

Overview Of Merger

Strategic Rationale

Create Shareholder Value

Additional Information

Additional Information and Where You Can Find It

Exar will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests will be described in the proxy statement /prospectus when it becomes available.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests will be described in the proxy statement /prospectus when it becomes available.